

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2025

Kevin S. Buchel
Chief Financial Officer
Napco Security Technologies, Inc.
333 Bayview Avenue
Amityville, New York 11701

      Re: Napco Security Technologies, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2024
          File No. 000-10004

Dear Kevin S. Buchel:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing